FILED BY CENTENE CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: WELLCARE HEALTH PLANS, INC.

COMMISSION FILE NO. 001-32209

Below is a transcript of a “fire-side chat” held by Michael Neidorff, Chairman, President and Chief Executive Officer of Centene Corporation, that was made available to Centene’s employees on April 30, 2019 in connection with Centene’s proposed acquisition of WellCare Health Plans, Inc. There may be immaterial typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript.

AMAZING HOW MANY PEOPLE SHOW UP

DEPENDING ON THE SUBJECT.

GOOD AFTERNOON, EVERYONE.

IT IS MY PRIVILEGE TO ASK A FEW

QUESTIONS OF MICHAEL.

EMPLOYEES FROM ACROSS THE

ENTERPRISE.

AND WE WILL TAKE QUESTIONS FROM

THE AUDIENCE.

BUT BEFORE WE START, I

UNDERSTAND YOU JUST CAME BACK FROM AUSTRALIA.

YEAH, I WANT EVERYBODY TO

KNOW THAT.

ONLY BECAUSE I GOT BACK ABOUT

MIDNIGHT.

LITTLE BIT AFTER MIDNIGHT.

SO IF I APPEAR TIRED, I MAY BE.

[ APPLAUSE ]

BUT I’M NOT REALLY TIRED.

YOU’VE BEEN TRAVELING BACK

AND FORTH IN TIME.

TWO WEDNESDAYS.

THAT’S WHY TODAY IS THURSDAY,

RIGHT?

OKAY.

SO MICHAEL, WE HAVE OBVIOUSLY, OUR SAFE HARBOR STATEMENT.

WE WON’T READ THAT.

SPEED READERS, KEEP GOING.

I DON’T KNOW IF YOU WANT TO

GIVE A BRIEF REMARKS ABOUT —

WELL I THINK THIS IS A REALLY

GOOD OPPORTUNITY.

IT IS TAKING TWO GOOD COMPANIES,

GREAT COMPANIES, AND PUTTING THEM TOGETHER.

IT CREATES WHAT THEY SAY WILL BE

A $97 BILLION, THAT’S THE OFFICIAL NUMBER, I ROUND IT TO

$100 BILLION.

IT PUTS US IN ALL 50 STATES IN

THE U.S.

IT STRENGTHENS THE MEDICARE

PLATFORM, WHICH HAS BEEN GROWING HERE.

AND JUST SO TO BE A LARGE PLAYER

THERE, FOURTH AND FIFTH IN MEDICARE.

AND EVERY LEVEL, IT SHOWS YOU

REVENUE INCREASES AND SHOWS, SHOW THE SLIDE THAT SHOWS THE

NUMBER OF COMPANIES, THAT REALLY RANK, AND I’M NOT —

DID YOU WANT ME TO MENTION?

FIRST ONE IS UNITED, THEN CDS,CIGNA, ANTHEM AND OUR COMBINATION AND FINALLY HUMANA.

THE WAY I LOOK AT IT, AS FAR AS PURE HEALTH CARE COMPANIES ARE CONCERNED, YOU HAVE UNITED,US AND THEN ANTHEM.

THEN AFTER THIS, A LOT OF VERTICAL INTEGRATION THAT CHANGES IN NUMBERS.

SO IT’S OKAY TO BE THAT SIZE.

BUT REALLY, THE THIRD LARGEST PURE HEALTH CARE COMPANY.

SECOND LARGEST IN THE COUNTRY BEHIND UNITED.

SO IT IS A NICE PLACE TO BE.

TO SEE HOW IT’S CHANGED AND WHAT MAKES IT UP, WE ADD PART D WHICH IS GOOD.

WE WILL BE A $30 BILLION PURCHASER OF PHARMACEUTICALS.

WHICH IS REALLY VERY IMPORTANT.

AND SO IT WILL BE THE LARGEST HEALTH CARE COMPANY IN THE FIVE LARGEST STATES.

WE WERE THE FOURTH, AND NOW WE COMBINED ILLINOIS.

LARGE BUSINESSES IN MICHIGAN.

OTHER STATES.

SO WE ARE BACK IN KENTUCKY.

AND WE ARE BACK THE RIGHT WAY THIS TIME.

IT’S A GOOD THING.

WE HAVE A GOVERNOR THAT WORKS

WITH IT AND UNDERSTANDS IT.

WE’RE GLAD TO BE BACK.

IT’S A SUCCESSFUL BUSINESS.

SHOWS YOU THE NATIONAL FOOTPRINT THAT WE WILL HAVE 22.3 MILLION LIVES WILL BE COVERED IN ONE WAY OR ANOTHER.

ACROSS MEDICAID, MEDICARE.

THE MEDICARE PHARMACY PRODUCT.

HAS 3.8 MILLION.

MARKETPLACE WILL STILL BE THE LARGEST.

SO MEDICAID, MARKETPLACE LONG-TERM CARE, VOLUME WILL BE THE LARGEST.

SO IT IS RECOGNIZED.

AND THEY NOW REFER TO US, EXCUSE ME, LOOKING THIS WAY, THEY NOW REFER TO US AS A HEALTH CARE GIANT.

THAT’S OKAY, TOO.

OKAY.

SHOULD WE START WITH QUESTIONS ON-LINE?

PLEASE.OKAY.

SO THE FIRST THREE QUESTIONS ARE PRETTY SIMILAR SO WE WILL COMBINE THEM.

THEY ARE ACTUALLY ALL FROM FIDELIS, DIFFERENT LOCATIONS.

WE ARE ALLOWED TO HAVE MULTIPLE HEALTH CARES IN ONE STATE.

IF NOT, ONCE THE APPLICATION OF HEALTH CARE IS COMPLETE, FIDELIS WILL MERGE INTO NEW YORK AND SIMILARLY FOR OTHERS.

OTHER HEALTH PLANS.

THOSE PEOPLE WORRIED ABOUT WHAT I SAY, TURN DOWN YOUR EAR PHONES OR HEARING AIDS.

OBVIOUSLY, IF WE HAVE TWO PLANS AND ONE STATE WE ARE GOING TO PUT THEM TOGETHER.

WORKING WITH REGULATORS TO DO IT IN A WAY THAT MEETS ALL THEIR

CONCERNS.

SO THAT TAKES TIME.

YOU HAVE A LOT OF STEPS TO GO THROUGH.

FORM As AND Es AND SOME JUSTICE DEPARTMENT REVIEWS THAT WE WELCOME BECAUSE WE WANT TO DID IT THE RIGHT WAY.

THIS IS NOT AN ISSUE BUT OBVIOUSLY IN THE CASE OF FIDELIS, IT IS THE LARGEST HEALTH CARE PLAN IN THE STATE.

WELLCARE IS MUCH SMALLER.

160,000 LIVES, GOING BY MEMORY.

SO THAT WILL BE COMBINED.

BUT PEOPLE THAT ARE IN THE VARIOUS JOBS STATES, NO ONE SHOULD BE WORRIED AT THIS POINT.

WE WILL TALK MORE ABOUT THAT LATER.

BUT THERE ARE OPENINGS, NEEDS FOR PEOPLE.

SO YES, IF THERE ARE PLANS LIKE THIS, WE WILL PUT THEM TOGETHER.

OKAY.

THIS QUESTION IS FROM ALANA CARE.

WITH WELLCARE OPERATING IN MORE THAN ONE STATE DOES THIS ACQUISITION OCCUR IN ALL STATES WHERE WELLCARE CURRENTLY

OPERATES?

THIS IS THE WHOLE COMPANY.

WE WILL BE — THERE WILL BE ONE AT SOME POINT, WELLCARE, UNITED WILL BE WITH US.

ALSO FROM ALANA CARE.

WILL EMPLOYEES HAVE TO REAPPLY FOR POSITIONS AS INTEGRATION GETS CLOSER TO COMPLETION.

THAT’S THE EASIEST QUESTION.

NO.

THEY WILL NOT HAVE TO.

I AM NOT WORRIED ABOUT HAVING OPPORTUNITIES FOR PEOPLE.

I’M WORRIED ABOUT HAVING PEOPLE FOR THE OPPORTUNITIES WE HAVE.

WE HAVE 4,000 OPENINGS NOW.

OFTEN WHEN YOU PUT THESE TOGETHER, EVERYBODY COMES OUT BETTER.

THERE WILL ALWAYS BE SOME CORPORATE JOBS AND THINGS THAT COULD BE EFFECTED BUT DO YOU WORK WITH THOSE PEOPLE AND THEY GET STAY-ON BONUSES AND THINGS TO ENCOURAGE AND SAY WHILE THEY ARE NEEDED, THAT TYPE OF THING.

AND EVERY TIME WE DO ONE OF THESE, WE WORK VERY HARD TO HELP PEOPLE COME OUT RIGHT.

NEXT QUESTION IS FROM CLAYTON.

HOW WILL THE ACQUISITION EFFECT THE ALL WELL ROUND.

AS THE CASE WITH ALL, WE WILL SIT DOWN AND REVIEW THEM AND TEST THEM AND SEE WHICH HAS THE BEST RECOGNITION.

IN CONSUMER PACKAGE GOODS, YOU DO A LOT OF TESTING BRANDS, HISTORICALLY.

YOU TALK ABOUT UNAIDED TOP OF BRAND AWARENESS, IS AN EXPRESSION THEY USE.

AND SO WE WILL DO ALL THOSE THINGS AND DETERMINE WHICH BRAND IN THE MARKETS, OR PRODUCTS, MAKES THE MOST SENSE.

OKAY.

SO THOSE ARE ALL THE QUESTIONS WE RECEIVED ELECTRONICALLY.

SO IF THE AUDIENCE HAS QUESTIONS, WE HAVE PEOPLE WITH,MARTIN.

JUST RAISE YOUR HAND AND WE WILL COME TO YOU.

PLEASE.

ASK ANY AND ALL QUESTIONS.

WE ARE TAKING THIS SO THAT IT CAN BE SEEN BY PEOPLE IN THE FIELD.

WE CAN’T GET OUT TO EVERYBODY.

I WOULD LOVE TO, BUT WE CAN’T.

AND SO YOUR QUESTION WOULD BE IMPORTANT TO THEM.

MAYBE SOMETHING THEY WOULD LIKE TO ASK.

PLEASE ASK YOUR QUESTIONS.

AND WE ARE DOING IT THIS FORMAT TO GET OUT WHAT IS ON PEOPLE’S

MINDS.

BECAUSE I WILL GIVE AWFUL PRESENTATION OF HOW LOUD AND WONDERFUL THIS WILL BE.

HOW IT IS GOING TO BE GOOD FOR EMPLOYEES.

GREAT FOR INVESTORS.

AND ALL THAT.

BUT WHAT I REALLY AM CONCERNED ABOUT AT TIMES LIKE THIS, IS WHAT WE CALL THE CHALLENGE OF UNCERTAINTY.

AND THAT IS THE GREATEST CHALLENGE FOR PEOPLE TO LIVE WITH.

SO WHAT WE WANT TO DO IS BE SURE WE DO ALL WE CAN TO MINIMIZE THAT CHARGE.

YOU NEVER COMPLETELY ELIMINATE IT.

THE BEST THING WE CAN DO IS RECOGNIZE THESE THINGS TO WORK OUT VERY WELL FOR THE LONG HAUL.

AND THERE IS A REASON FOR EVERYTHING.

AND CONTINUE TO TAKE CARE OF THE BUSINESS AT HAND.

WE HAVE VERY VULNERABLE RECIPIENTS WE COVER AND WE’VE GOT TO FOCUS ON THEM.

JUST WANTED TO ASK YOU ABOUT CENTENE FORWARD.

AND I THINK THAT, WHAT ARE YOUR THOUGHTS ABOUT THIS ACQUISITION AND MERGER FURTHERING THAT PLATFORM?

I THINK IT IS A WONDERFUL OPPORTUNITY TO SHARE BEST PRACTICES.

THAT’S A GOOD QUESTION.

AND WE ARE GOING ON TWO DISCRETE SEPARATE PROGRAMS.

CENTENE FORWARD IS REALLY, I’LL CALL IT, IT IS MORE REPURPOSING PEOPLE.

SAYING, WE HAVE THESE OPPORTUNITIES.

WE’VE HAD ALL THIS OVERHEAD.

THIS IS ALWAYS A GOOD TIME.

TO EVALUATE HOW WE DO THINGS.

WHAT WE CAN IMPROVE WITH SYSTEMS.

AND DO THINGS SO AS WE MINIMIZE OUR OVERHEADS.

TOO MANY COMPANIES DO THESE TYPES OF THINGS WHEN THEY FLATTEN OUT.

THEIR COSTS ARE OUT OF LINE.

THEY ARE BOUGHT BY SOMEBODY AND YOU HAVE THE BIG WHOLESALE REORGANIZATIONS.

WELL, WE ARE GETTING A LOT OF HIGH MARKS FROM INVESTORS AND OTHERS WHO ARE SAYING HOW SMART WE ARE FOR DOING THIS WHEN YOU HAVE ALL OF THESE OPENINGS.

SO YOU CAN REPURPOSE PEOPLE.

AND SO, THAT IS THAT PROGRAM.

NOW, THE INVESTORS ALSO KNOW THAT FUNDS GENERATED THIS YEAR ARE NOT GOING TO THE BOTTOM LINE.

THEY ARE USED TO REINVEST IN ADDITIONAL NEW TECHNOLOGY.

SO IT IS A WAY OF GENERATING THE FUNDS WE NEED FOR THE TECHNOLOGY.

SO THAT’S REALLY GOOD.

AND WE HAVE JEFF, SHANNON, AND BRANDY WORKING ON THAT.

DID WE GET THE RIGHT TEAM?

MARK.

SORRY.

MARK.

THANK YOU.

SO YOU HAVE SYSTEMS, HR AND FINANCE.

THAT’S ONE COMPONENT.

NOW WHAT WE ARE DOING ON THE INTEGRATION OF THE TWO COMPANIES IS ENTIRELY SEPARATE.

AFTER THOSE COMPANIES ARE INTEGRATED, THEN IF THERE ARE THINGS TO BE PICKED UP THROUGH CENTENE FORWARD, THEN OF COURSE THAT WILL BE THE WHOLE COMPANY WIDE BUT THE SAME COMPANY AT THAT POINT.

AND USING TWO SEPARATE CONSULTANTS.

BECAUSE WE WANT THAT TO HAVE TWO SEPARATE STREAMS.

OKAY.

NEXT QUESTION?

SO WITH THE NEW PURCHASE THAT WE’RE DOING, YOU JUST MENTIONED IT WILL BE A $30 BILLION OF PURCHASING PHARMACY.

WITH WHAT THEY JUST HAD IN WASHINGTON, D.C. AND POINTING FINGERS TO THE MIDDLE MAN FOR MAKING PRICES INCREASE FOR INSULIN AND EXPRESS SCRIPTS SURPRISINGLY SAID THEY WOULD DO SOMETHING ABOUT IT.

SINCE WE WILL HAVE THE PURCHASING POWER, WILL WE HAVE MORE NEGOTIATIONS ON THE PRICES OF INSULIN AND OTHER MEDICATIONS, FORCING THEM DOWN FURTHER?

OF COURSE.

BY HAVING LARGE PURCHASING CAPABILITY, GIVES YOU LEVERAGE.

BUT WE HAVEN’T BEEN DEPENDING ON THAT.

WE HAVE RX ADVANCE, WHICH HAS SYSTEMS AND CAPABILITIES BEYOND WHAT A TRADITIONAL PPM IS.

WE’VE HAD A PPM.

BUT THIS TAKES US TO THE NEXT LEVEL.

IT SAVES A LOT OF ADMINISTRATIVE.

IT IS POSITION FRIENDLY.

IT DOES — IT USES TECHNOLOGY THE WAY IT SHOULD BE USED.

AND I’M ON RECORD FOR THE PAST YEAR SAYING, I WANT TO MOVE TO NET PRICING.

BY THAT, I MEAN, NO REBATES.

WE GET NET PRICE FROM THE PHARMACY WITHOUT REBATES.

EVERYBODY KNOWS WHAT IT IS COSTING WHEN THEY SEE IT.

SO IF YOU ASK, I THINK IT WILL HELP US.

IT WILL ACCELERATE THINGS WE WANT TO DO.

AND WE HAVE, BECAUSE OF OUR APPROACHES, OWNING ONE PLACE

THEY MISUNDERSTAND THE DATA BUT WE ARE STAYING OUT OF THAT.

SO MY QUESTION IS, AS WE CONTINUE TO ACQUIRE COMPANIES, WE’VE HAD A LOT OF SUCCESS SO FAR IN INTEGRATING.

LARGELY BECAUSE WE ARE ACQUIRING COMPANIES THAT HAVE VERY SIMILAR VISIONS TO WHAT WE DO.

WHAT DO WE DO WHEN WE GET TO MARKET WHEN MOST OF OUR COMPETITORS HAVE A DIFFERENT VISION, SUCH AS REFORMING THE SYSTEM OR CHANGING WITH TECHNOLOGY OR LOWERING COST AS OPPOSED TO FOCUSING ON THE MEMBER?

DO WE STOP ACQUIRING AT THIS POINT?

ANY TIME WE DO A MAJOR ACQUISITION, WE DO A CULTURE SURVEY.

AND WE SAY WHAT OUR CULTURE IS.

IT SHOWS WHAT THE COMPANY WE ARE ACQUIRING’S CULTURE IS.

WE SIT DOWN WITH SENIOR MANAGEMENT OF THE COMPANY WE ARE ACQUIRING AND SAY, HERE IS YOUR CULTURE.

THIS IS OUR CULTURE.

AND OUR CULTURE IS THE ONE THAT WILL SURVIVE.

CLEAR AND SIMPLE.

SO THIS IS HOW WE ARE GOING TO DO THINGS GOING FORWARD.

I BELIEVE THERE IS NO REASON TO BE ANYTHING BUT CANDID AND HONEST, AND IT WORKS OUT.

THANK YOU.

WHAT IS THE EXPECTED SHAKEOUT, IF ANY, WITH REGARDS TO MEMBERSHIP IN OUR STATES WHERE THE COMBINED MEMBERSHIP WILL MAY BE CONSIDERED TO BE TOO BIG?

WELL, WE’RE WORKING WITH THAT.

AND EVERY STATE HAS A DIFFERENT ATTITUDE OF WHAT IS TOO BIG.

AND IN OUR BUSINESS, BECAUSE WE’RE IN MEDICAID, NOT COMMERCIAL, THE STATE DETERMINES THE RATES.

THE STATES HAVE PLANS TO CHOOSE FROM.

SO WHAT HAPPENS WITH HOW MANY ALTERNATIVES THEY HAVE AND THOSE KIND OF THINGS.

IT IS NOT A TYPICAL ANTITRUST TYPE ISSUE.

THANK YOU.

THE INITIAL ANNOUNCEMENT, IT WAS SAID THAT THERE WOULD BE MULTIPLE STEPS PRIOR TO THE ACQUISITION TAKING PLACE.

DO YOU ANTICIPATE ANY ROADBLOCKS OR RISKS THROUGH THAT PROCESS?

THROUGH THE APPROVAL PROCESS?

I WOULD EXPECT SOMEWHERE.

THERE ARE 24 STATES WE HAVE TO APPLY TO.

WHEN HAVE YOU 24 STATES, YOU ARE BOUND TO HAVE ONE THAT HAS A QUESTION.

OR TWO OR THREE.

BUT WE ARE CONFIDENT WE CAN HANDLE THAT.

MORE QUESTIONS?

YOU HAD MENTIONED THERE MAY BE A QUESTION OR TWO OR THREE FROM SOME OF THE STATES THAT WE’RE GOING INTO.

WHAT ABOUT THE STATES THAT WE’RE CURRENTLY IN?

DO YOU SEE ANY QUESTIONS COMING OUT OF THAT WITH THIS LARGER MERGER?

OH, SURE, THERE WILL BE QUESTIONS.

BUT YOU RESPOND TO THEM IN A VERY STRAIGHT FORWARD HONEST WAY.

WE HAVE THE FACTS AND INFORMATION.

THAT’S SOMETHING WE’VE DONE ENOUGH THAT WE HAVE DEALT WITH.

IT WORKS WELL.

AND THEY UNDERSTAND.

WHEN YOU HAVE ONE PERSON TRYING, IF YOU HAVE TOO MANY PEOPLE TRY IT, IT IS CONFUSING.

THEY UNDERSTAND, WE ARE THE LEAD ON THAT.

THANK YOU, EVERYBODY.

AS THEY SAY IN THE MUSIC WORLD, IT’S GOING TO BE A GOOD GIG.

I THANK YOU ALL FOR BEING AS GOOD AS YOU ARE AT WHAT YOU DO EVERYDAY FOR OUR RECIPIENTS.

BECAUSE IT IS WHAT YOU’VE DONE AND HOW EVERY EMPLOYEE IN THIS COMPANY, COAST TO COAST, EVEN THOSE AROUND THE WORLD, THAT DO

WORK FOR US, HAVE PUT US IN A POSITION THAT WE CAN BE THE EMPOWERER.

EVERYDAY WHEN YOU WORK HARD AND GET THINGS DONE AND DO IT THE

RIGHT WAY, YOU ARE PUTTING US IN THE POSITION TO WHERE WE CAN DO THIS KIND OF THING.

I THANK YOU VERY MUCH FOR THAT.

[ APPLAUSE ]

Cautionary Statement on Forward-Looking Statements

All statements, other than statements of current or historical fact, contained in this communication are forward-looking statements. Without limiting the foregoing, forward-looking statements often use words such as “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “seek,” “target,” “goal,” “may,” “will,” “would,” “could,” “should,” “can,” “continue” and other similar words or expressions (and the negative thereof). We intend such forward-looking statements to be covered by the safe-harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and Centene Corporation is including this statement for purposes of complying with these safe-harbor provisions. In particular, these statements include, without limitation, statements about Centene’s future operating or financial performance, market opportunity, growth strategy, competition, expected activities in completed and future acquisitions, including statements about the impact of Centene’s proposed acquisition of WellCare Health Plans, Inc. (the “WellCare Transaction”), Centene’s recent acquisition (the “Fidelis Care Transaction”) of substantially all the assets of New York State Catholic Health Plan, Inc., d/b/a Fidelis Care New York (“Fidelis Care”), investments and the adequacy of Centene’s available cash resources.

These forward-looking statements reflect Centene’s current views with respect to future events and are based on numerous assumptions and assessments made by us in light of Centene’s experience and perception of historical trends, current conditions, business strategies, operating environments, future developments and other factors Centene believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties and are subject to change because they relate to events and depend on circumstances that will occur in the future, including economic, regulatory, competitive and other factors that may cause Centene’s or its industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions.

All forward-looking statements included in this filing are based on information available to us on the date of this communication. Except as may be otherwise required by law, Centene undertakes no obligation to update or revise the forward-looking statements included in this communication, whether as a result of new information, future events or otherwise, after the date of this filing. You should not place undue reliance on any forward-looking statements, as actual results may differ materially from projections, estimates, or other forward-looking statements due to a variety of important factors, variables and events including, but not limited to, the following: (i) the risk that regulatory or other approvals required for the WellCare Transaction may be delayed or not obtained or are obtained subject to conditions that are not anticipated that could require the exertion of management’s time and Centene’s resources or otherwise have an adverse effect on Centene; (ii) the risk that Centene’s stockholders do not approve the issuance of shares of Centene common stock in the WellCare Transaction; (iii) the risk that WellCare’s stockholders do not adopt the merger agreement; (iv) the possibility that certain conditions to the consummation of the WellCare Transaction will not be satisfied or completed on a timely basis and accordingly the WellCare Transaction may not be consummated on a timely basis or at all; (v) uncertainty as to the expected financial performance of the combined company following completion of the WellCare Transaction; (vi) the possibility that the expected synergies and value creation from the WellCare Transaction will not be realized, or will not be realized within the expected time period; (vii) the exertion of management’s time and Centene’s resources, and other expenses incurred and business changes required, in connection with complying with the undertakings in connection with any regulatory, governmental or third party consents or approvals for the WellCare Transaction; (viii) the risk that unexpected costs will be incurred in connection with the completion and/or integration of the WellCare Transaction or that the integration of WellCare will be more difficult or time consuming than expected; (ix) the risk that potential litigation in connection with the WellCare Transaction may affect the timing or occurrence of the WellCare Transaction or result in significant costs of defense, indemnification and liability; (x) a downgrade of the credit rating of Centene’s indebtedness, which could give rise to an obligation to redeem existing indebtedness; (xi) unexpected costs, charges or expenses resulting from the WellCare Transaction; (xii) the possibility that competing offers will be made to acquire WellCare; (xiii) the inability to retain key personnel; (xiv) disruption from the announcement, pendency and/or completion of the WellCare Transaction, including potential adverse reactions or changes to business relationships with customers, employees, suppliers or regulators, making it more difficult to maintain business and operational relationships; and (xv) the risk that, following the WellCare Transaction, the combined company may not be able to effectively manage its expanded operations.

Additional factors that may cause actual results to differ materially from projections, estimates, or other forward-looking statements include, but are not limited to, the following: (i) Centene’s ability to accurately predict and effectively manage health benefits and other operating expenses and reserves; (ii) competition; (iii) membership and revenue declines or unexpected trends; (iv) changes in healthcare practices, new technologies, and advances in medicine; (v) increased healthcare costs, (vi) changes in economic, political or market conditions; (vii) changes in federal or state laws or regulations, including changes with respect to income tax reform or government healthcare programs as well as changes with respect to the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act, collectively referred to as the Affordable Care Act (“ACA”), and any regulations enacted thereunder that may result from changing political conditions or judicial actions, including the ultimate outcome of the District Court decision in “Texas v. United States of America” regarding the constitutionality of the ACA; (viii) rate cuts or other payment reductions or delays by governmental payors and other risks and uncertainties affecting Centene’s government businesses; (ix) Centene’s ability to adequately price products on federally facilitated and state-based Health Insurance Marketplaces; (x) tax matters; (xi) disasters or major epidemics; (xii) the outcome of legal and regulatory proceedings; (xiii) changes in expected contract start dates; (xiv) provider, state, federal and other contract changes and timing of regulatory approval of contracts; (xv) the expiration, suspension, or termination of Centene’s contracts with federal or state governments (including but not limited to Medicaid, Medicare, TRICARE or other customers); (xvi) the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; (xvii) challenges to Centene’s contract awards; (xviii) cyber-attacks or other privacy or data security incidents; (xix) the possibility that the expected synergies and value creation from acquired businesses, including, without limitation, the Fidelis Care Transaction, will not be realized, or will not be realized within the expected time period; (xx) the exertion of management’s time and Centene’s resources, and other expenses incurred and business changes required in connection with complying with the undertakings in connection with any regulatory, governmental or third party consents or approvals for acquisitions, including the Fidelis Care Transaction; (xxi) disruption caused by significant completed and pending acquisitions, including, among others, the Fidelis Care Transaction, making it more difficult to maintain business and operational relationships; (xxii) the risk that unexpected costs will be incurred in connection with the completion and/or integration of acquisition transactions, including, among others, the Fidelis Care Transaction; (xxiii) changes in expected closing dates, estimated purchase price and accretion for acquisitions; (xxiv) the risk that acquired businesses, including Fidelis Care, will not be integrated successfully; (xxv) the risk that, following the Fidelis Care Transaction, Centene may not be able to effectively manage its expanded operations; (xxvi) restrictions and limitations in connection with Centene’s indebtedness; (xxvii) Centene’s ability to maintain the Centers for Medicare and Medicaid Services (CMS) Star ratings and maintain or achieve improvement in other quality scores in each case that can impact revenue and future growth; (xxviii) availability of debt and equity financing, on terms that are favorable to us; (xxxix) inflation; and (xxx) foreign currency fluctuations.

This list of important factors is not intended to be exhaustive. We discuss certain of these matters more fully, as well as certain other factors that may affect Centene’s business operations, financial condition and results of operations, in Centene’s filings with the Securities and Exchange Commission (the “SEC”), including Centene’s Annual Report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Due to these important factors and risks, Centene cannot give assurances with respect to Centene’s future performance, including without limitation Centene’s ability to maintain adequate premium levels or Centene’s ability to control its future medical and selling, general and administrative costs.

Important Additional Information and Where to Find It

In connection with the WellCare Transaction, Centene intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Centene’s common stock to be issued in the WellCare Transaction and a joint proxy statement for Centene’s and WellCare’s respective stockholders (the “Joint Proxy Statement”). Each of Centene and WellCare will send the Joint Proxy Statement to its stockholders and may file other documents regarding the WellCare Transaction with the SEC. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement or any other document that Centene or WellCare may send to their respective stockholders in connection with the WellCare Transaction. INVESTORS AND SECURITY HOLDERS OF CENTENE AND WELLCARE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CENTENE, WELLCARE, THE WELLCARE TRANSACTION AND RELATED MATTERS. Investors and security holders of Centene and

WellCare will be able to obtain free copies of the Registration Statement, the Joint Proxy Statement and other documents (including any amendments or supplements thereto) containing important information about Centene and WellCare once those documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Centene and WellCare make available free of charge at www.centene.com and www.ir.wellcare.com, respectively, copies of materials they file with, or furnish to, the SEC.

Participants In The Solicitation

Centene, WellCare and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Centene and WellCare in connection with the WellCare Transaction.

Information about the directors and executive officers of Centene is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 19, 2019, its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 8, 2019, and on its website at www.centene.com.

Information about the directors and executive officers of WellCare is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 12, 2019, its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 8, 2019, and on its website at www.ir.wellcare.com.

Investors may obtain additional information regarding the interest of such participants and a description of their direct and indirect interests, by security holdings or otherwise, by reading the Registration Statement, the Joint Proxy Statement and other materials to be filed with the SEC in connection with the WellCare Transaction when they become available. You may obtain these documents free of charge through the website maintained by the SEC at www.sec.gov and from the websites of Centene or WellCare as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.